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Rabobank Nederland

Sender UC G-654, Postbus 17100, 3500 HG Utrecht

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Visiting address Croeselaan 18, Utrecht

Telephone (00) 31 302162615
Fax (00)31 302161928


03050179

Our reference BB/jcd
Date 1 april 2003

SUPPL

Subject Rabobank Nederland **Rule 12g3-2(b) File No. 82-5010**

Dear Sir or Madam,

PROCESSED
APR 24 2003
THOMSON FINANCIAL

The enclosed press releases from the period March 2003 and the Pricing Supplements of March 2003 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Director Control Rabobank Group

Press releases

Stable Results In a Turbulent Year
March 10 2003

- Private sector lending up 8%
- Savings up 5%
- Assets managed and held in custody down 14%
- Insurance premium income down 7%
- Lease portfolio up 4%
- Number of members up 34%

In this area you find all our recent press releases.

A chronological overview of all press releases of the last 12 months can be found in the Archive.

Rabobank Group achieved stable results in the turbulent year 2002 . Despite the sluggish economy, the retail banking operations performed better than in 2001. Results from wholesale banking were higher as well. Results from investing activities and asset management were severely depressed by the unfavourable stock exchange climate, the effect of which was offset by the contribution from acquisitions in the USA. Results from leasing operations showed yet another handsome improvement. Results from insurance operations clearly lagged behind, however. This was due especially to the negative return on the securities portfolio and to significantly higher claims. The number of members rose by 283,000 to well over one million.

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20030310engels.pdf

The full press release includes Rabobank' s consolidated **Balance Sheet**, **Profit and Loss Account** and **Key Figures** for the year 2002.
Download full press release Results 2002

Curricula Vitae of Executive Board Members

Rabobank's Executive Board consists of
H. Heemskerk
J.C. ten Cate
P.W. Moerland
P.J.A. van Schijndel
D.J.M.G. baron van Slingelandt
J.J. Verhaegen
Download Curricula Vitae



Rabobank Nederland
Corporate Communication Staff Department

For information Jan Dost

Street address Croeselaan 18, 3521 CB Utrecht
Postal address P.O. Box 17100, 3500 HG Utrecht
Telephone (030) 216 24 11 / 06 53 14 98 77
Email j.p.k.dost@rn.rabobank.nl
Fax (030) 216 19 16

Internet www.rabobankgroep.nl/persinformatie

Date 10 March 2003

Embargo until 11.30

Press information

Net profit up 4% in 2002

STABLE RESULTS IN A TURBULENT YEAR

- Private sector lending up 8%
- Savings up 5%
- Assets managed and held in custody down 14%
- Insurance premium income down 7%
- Lease portfolio up 4%
- Number of members up 34%

Rabobank Group achieved stable results in the turbulent year 2002 . Despite the sluggish economy, the retail banking operations performed better than in 2001. Results from wholesale banking were higher as well. Results from investing activities and asset management were severely depressed by the unfavourable stock exchange climate, the effect of which was offset by the contribution from acquisitions in the USA. Results from leasing operations showed yet another handsome improvement. Results from insurance operations clearly lagged behind, however. This was due especially to the negative return on the securities portfolio and to significantly higher claims. The number of members rose by 283,000 to well over one million.

Volume of financial services	*change*	*volume*
Banking		
Private sector lending	**+ 8%**	**EUR 212 billion**
Funds entrusted	**0%**	**EUR 172 billion**
Investment		
Assets managed and held in custody	**- 14%**	**EUR 153 billion**
Number of securities and option orders	**- 6%**	**2.9 million**

Volume of financial services, continued		
	change	*volume*
Insurance		
Insurance premium income	**- 7%**	**EUR 3.7 billion**
- Life	**- 15%**	**EUR 2.4 billion**
- Non-life	**+ 15%**	**EUR 1.3 billion**
Leasing		
Lending portfolio	**+ 4%**	**EUR 11 billion**

BANKING

Lending

Despite the sluggish economy, lending to the private sector – private individuals, trade, industry and services and the agricultural sector – increased by 8% to EUR 212 (197) billion. This was mainly the result of the growth in mortgage loans. During the year under review, private individuals borrowed 12% more, compared with a 14% increase in 2001. Lending to businesses, trade, industry and services increased by 3 (8)%, while lending to the agricultural sector was up 6 (7)% overall, with the primary sector (Netherlands and abroad) accounting for 7 (2)% within that total. Total loans granted by Rabobank Group (including public sector lending and professional securities transactions) grew by 8% to EUR 225 (209) billion.

Savings again higher

Total funds entrusted – savings, professional securities transactions and other funds entrusted - remained at virtually the same level as in 2001, at EUR 172 billion. Savings rose by 5% to EUR 66 (63) billion, with internet saving accounting for virtually all of the increase. The unfavourable stock exchange climate and the economic uncertainty caused many clients to opt for a secure savings account.

Wholesale banking business

The wholesale banking business, comprising Rabobank Nederland Corporate Clients, Rabobank International and Group Treasury, performed well, given the economic circumstances. The disappointing income development was offset by the effect of cost-saving measures.

The wholesale banking's operating result increased by EUR 15 million to EUR 900 million. The volume of lending grew by 6% to EUR 48 billion.

INVESTMENT

Limited further fall in investment orders

Despite the worsened stock exchange climate, the further decline in the number of investment orders transacted for clients was limited to 6 (35)%. In 2002, 2.9 million orders were transacted, as against 3.1 million in the previous year. The share of orders placed via the internet increased to 40 (32)%.

Assets managed and held in custody down 14%

At the end of 2002, total assets managed and held in custody by Rabobank Group amounted to EUR 153 billion, down 14% on 2001. Assets managed and held in custody comprise the Group's own investment portfolio and the assets managed on clients' behalf. In 2002, the investment portfolio shrank by 15% to EUR 51 billion. Assets managed by the Group on behalf of clients decreased by 14% to EUR 102 billion. The inflow of new assets amounted to EUR 5 billion.

INSURANCE

Insurance premium income down 7%

Interpolis' insurance premium income fell by 7% in 2002 to EUR 3,660 million. This business was hit hard by the changes to the tax regime for annuities and single-premium policies. Life premium income fell by 15% to EUR 2,405 million. Premium income from Interpolis' non-life insurance business grew by 15% to EUR 1,256 million.

Higher income from services

Income from services in the fields of pensions and industrial health and safety (absenteeism management, health and safety and reintegration) increased by 9% in 2002 to EUR 242 million. Industrial health and safety showed a particularly strong increase.

LEASING

Loans portfolio

De Lage Landen's total loans portfolio at 31 December 2002 amounted to EUR 11.0 (10.6) billion. Adjusted for currency exchange effects, this represents a 14% increase. Of this amount, EUR 2.6 (2.3) billion related to the Netherlands division, EUR 3.5 (3.6) billion to the Vendor Finance Europe division and EUR 4.9 (4.7) billion to the Vendor Finance America division.

CO-OPERATIVE

283,000 new members

Clients can become members of their local Rabobank and in that way exercise influence and have a say in services. A recruitment campaign was launched at the beginning of 2001 with the goal of the local Rabobanks having 1.2 million members by the end of 2003. This target is now within reach. After the strong membership growth in 2001 from 550,000 to 825,000 (+50%), membership grew by another 283,000 to 1.1 million (+34%) in 2002.

DIRECT CHANNELS

Banking via the internet and by telephone

In 2002, interest in virtual banking via the internet and by telephone soared again. The number of contracts for internet banking and the Rabofoon increased by 55% and 20% respectively. With over 1 million online clients, Rabobank has become the biggest internet bank by far in the Netherlands and with 1.3 million hits in December 2002, Rabobank was also one of Europe's most frequented internet banks.

Shift towards the internet

The savings market shows a clear shift towards saving via the internet. The number of Rabobank's internet savings accounts doubled to 1 million last year and 30% of the total savings at local Rabobanks is now deposited on a Rabobank Internetspaarrekening (internet savings account), compared with 21% in 2001. Savings deposited via Rabofoon on a Rabo Telespaarrekening (telephone savings account) decreased slightly, from 31% to 30%.

Investment orders, too, are increasingly placed via the internet. In 2002, the percentage of internet securities orders grew from 32% to 40%, causing telephone investment orders and orders placed through the advice channel to decline. In 2002, the share of local bank advisers declined from 46% to 41% and the number of orders placed via the Rabo Orderlijn from 22% to 19%.

RESULTS

Financial results

	change	*volume*
Income	**+ 2%**	**EUR 8,564 million**
Operating expenses	**- 2%**	**EUR 5,839 million**
Net profit	**+ 4%**	**EUR 1,250 million**
Return on equity		**9.6%**
Total assets	**+ 3%**	**EUR 375 billion**
BIS ratio		**10.5**
Tier I ratio		**10.3**

Total income rose by 2% in 2002 to EUR 8,564 million, with interest income accounting for 63%. Interest income increased by EUR 309 million to EUR 5,391 million, up 6%. The increase is due to growth in both lending and savings. Total commission income for 2002 was EUR 1,795 million.

Operating expenses fell slightly, by 2% to EUR 5,839 million.

Net profit up 4%

After tax of EUR 514 million and third-party interests of EUR 209 million, net profit amounted to EUR 1,250 million, up 4% on 2001.

Financial objectives

For the long term, Rabobank Group remains committed to net profit growth of 12%, a return on group equity of 10% and a Tier I ratio of 10.0. However, owing to the state of the economy and the stock exchange climate, combined with the lack of any prospect of real improvement in them, these objectives are not attainable in the short term. Accordingly, the following objectives have been set for the foreseeable future: net profit growth of 8%, a return on group equity of 8% and a Tier I ratio of 10.0.

Given the focus on customer value and a correspondingly conservative risk profile, Rabobank Group considers sustaining a Tier I ratio of 10.0 as its main financial objective. Thanks in part to the issue of Rabobank membership certificates, the Tier I ratio at year-end 2002 was 10.3. The return on group equity was 9.6% for 2002. Net profit growth was 4%.

Outlook for 2003

Owing to the enormous uncertainty regarding economic developments and the stock exchange climate for the immediate future, it is difficult to be explicit about the net profit development in 2003. The focus will remain on leveraging commercial opportunities and continuing the programmes that improve efficiency and effectiveness. As income growth is limited, it is clear that tight cost control is the deciding factor for achieving the financial objectives. Unforeseen circumstances not taken into account, the Rabobank Group expects the operational result to grow slightly in 2003.

NOTES TO THE BALANCE SHEET

Rabobank Group's consolidated total assets grew by 3% in 2002 to EUR 375 billion. Lending to the private sector increased by 8%. Due to the highly disappointing year on the stock exchanges, savings were more popular than investments. Savings with Rabobank Group increased by 5%. The Tier I ratio was 10.3.

THE ASSETS SIDE OF THE BALANCE SHEET

Total lending

Total lending by Rabobank Group increased by 8% in 2002 to EUR 225.3 (208.6) billion. This total comprises: lending to the public sector, professional securities transactions and lending to the private sector. In 2002, lending to the public sector was virtually unchanged at EUR 0.8 billion. Professional securities transactions increased to EUR 12.1 (10.6) billion. Lending to the private sector - private individuals, the agricultural sector and the trade, industry and services sector - rose by EUR 15 billion to EUR 212.3 billion. This represents an 8% increase, which is below the levels in previous years.


16%
48%
36%
Agriculture
Trade,industry and services
Private individuals

Trade, industry and services

Corporate clients in the trade, industry and services sector borrowed EUR 2.3 billion more in 2002 than in 2001, an increase of 3%. Total loans granted to this sector amounted to EUR 75.8 billion.

Agricultural sector

At the end of 2002, lending to corporate clients in the agricultural sector was 6% higher than at the end of 2001. Total loans granted to the agricultural sector amounted to EUR 33.4 (31.7) billion, of which EUR 20.2 (18.8) billion was granted to the primary agricultural sector and EUR 13.2 (12.9) billion to the international food & agri-business sectors.

Private individuals
Total loans to private individuals amounted to EUR 103.0 (92.1) billion, EUR 10.9 billion higher than in 2001, an increase of 12%. Mortgage loans accounted for the greater part, EUR 99.8 (88.3) billion.

Lending by Group units
Of the total lending to the private sector of EUR 212.3 billion, EUR 150.4 billion was granted by retail banking operations , i.e. the local Rabobanks. Their share of Group loans was 70%. Wholesale banking accounted for EUR 47.8 billion, equal to 23% of Group loans. The other units granted EUR 14,1 billion of the Group's loans.


7%
23%
70%
Retail
Wholesale
Other

THE LIABILITIES SIDE OF THE BALANCE SHEET

Funds entrusted
Funds entrusted to Rabobank Group - savings, professional securities transactions and other funds entrusted - declined marginally in 2002, by EUR 0.6 billion to EUR 171.6 billion. Professional securities transactions amounted to EUR 6.0 (8.5) billion. Other funds entrusted, including business balances on current accounts and private balances on drawing accounts, slipped by EUR 1.3 billion to EUR 99.3 billion.

Savings up 5%
At end 2002, the volume of savings was EUR 66.3 (63.1) billion, up 5%. After their sharp increase in 2001, savings rose in 2002 as well. The unfavourable stock exchange climate and the economic uncertainty led many clients to opt for a secure savings account.

Other liability items
The item banks increased by 7% to EUR 85.9 (80.0) billion. The item debt securities grew by 6% to EUR 61.7 (58.5) billion. At the end of 2002, provisions amounted to EUR 18.3 (18.3) billion. Of this amount, EUR 15.4 (14.5) billion relates to Interpolis' technical reserves.

Increase in Group equity
Rabobank Group's reserves[1] increased by EUR 1.9 billion to EUR 14.9 billion. This was the outcome of the addition of net profit and the issue of membership certificates on the one hand and write-downs in connection with the payment of goodwill on the other. At the end of 2002, Group equity amounted to EUR 21.2 billion, an increase of EUR 2.8 billion. In addition to reserves, this item comprises subordinated loans, the fund for general banking risks and third-party interests.

Off-balance sheet activities
Off-balance-sheet services include guarantees, irrevocable facilities and derivatives. The year-end amount of guarantees was EUR 7.7 (9.7) billion; the irrevocable facilities were EUR 27.2 (25.7) billion. The notional value of the derivatives outstanding was EUR 1,700 (2,213) billion. The credit risk incurred on these instruments is comparable to EUR 34.6 (29.9) billion in loans.

Tier I ratio: 10.3
The Tier I ratio and the BIS ratio are the most common ratios used in the financial world to measure capital adequacy. The Tier I ratio expresses the relationship between core capital and total risk-adjusted assets. At 31 December 2002 the Tier I ratio stood at 10.3 (9.9). This is higher than the long-term target of 10. The minimum requirement set by the external supervisors is 4. The high capital adequacy ratio is one of the reasons for Rabobank Group's triple A rating awarded by both Moody's and Standard & Poor's.

---

[1] Including the effects of the changed accounting policy.

Total risk-adjusted items increased by EUR 13.0 billion to EUR 165.8 billion. This increase was largely due to the rise in lending. The Tier I capital increased by EUR 2.0 billion to EUR 17.1 billion.

BIS ratio: 10.5
The BIS ratio is calculated by dividing the total of Tier I and Tier II capital by the total of risk-adjusted assets. The BIS ratio was 10.5 (10.2). This is considerably higher than the minimum requirement set by the external supervisors of 8.0.

Change in accounting policy for pensions
In the Rabobank Group's annual accounts for 2001, it was announced that with effect from 1 January 2002 a change in accounting policy for pensions would be implemented. The change concerns the method of recognising pensions in the annual accounts. It has been decided that recognising pension charges on the basis of a cash method of accounting (with alternating repayment of pension contributions, nil pension contributions or very high contributions) is no longer sound. It is not a good thing for short-term aspects of extremely long-term pension agreements to a have substantial effect on successive annual results. The new method of pension recognition in the annual accounts is also the more usual one at other banks with international operations. Such a change in accounting policy must be incorporated through equity, including restatement of comparative figures for the previous year. On 1 January 2002, EUR 1.9 billion was charged to equity. Under the new accounting policy, peaks and troughs in pension charges will be a thing of the past as from 2002.

NOTES TO THE PROFIT AND LOSS ACCOUNT

Rabobank Group's net profit increased by 4% in 2002 to EUR 1,250 million. This is a lower increase than in previous years and was due to the disappointing economic developments and the unfavourable stock exchange climate

INCOME

Total income rose by 2% in 2002 to EUR 8,564 million with interest income accounting for the greater part, 63%.

Interest income
Interest income increased by EUR 309 million, to EUR 5,391 million in 2002, up 6%. The increase is due to growth in both lending and savings.

Proceeds from securities and participating interests
Proceeds from securities and participating interests increased by EUR 12 million to EUR 529 million. Gains on the sale of participating interests in particular showed a sharp decline in 2002 as a result of the unfavourable stock exchange climate. The sale to Bank Sarasin & Cie of the international private banking activities resulted in a gain of EUR 81 million.

Commission income
Total commission income for 2002 was EUR 1,795 (1,760) million, up 2%.


2,000
1,750
1,500
1,250
1,000
750
500
250
-
1998
1999
2000
2001
2002
Insurance
Services
Securities
Assets
Fundstransfers and foreign
other

Commission on services
Interpolis showed a 9% increase in commission on services (pensions and industrial health and safety), to EUR 242 million. Commission on industrial health and safety services particularly, showed a sharp increase.

Securities brokerage
As a result of the depressed stock exchanges, income from securities brokerage fell by 7% to EUR 269 (291) million. Securities brokerage is realised mainly by the local Rabobanks. The fall in stock prices scared off many clients, which caused the number of orders for securities, options and branded investment funds to decline by 6%, to 2.9 million, compared with the bad year 2001. The increase in the use of the internet to place investment orders also contributed to the decrease in securities brokerage.

Asset management fees
Asset management fees consist for the greater part of management fees from the investment funds. Asset management fees in 2002 were EUR 386 million, down 4% on 2001.

Results on financial transactions
Results on financial transactions fell by 32% in 2002 to EUR 285 (422) million. Results on financial transactions are realised mainly by the wholesale banking business.

Other income
Other income was EUR 564 (653) million, down 14%. Other revenue includes underwriting results on Interpolis insurance contracts.

EXPENSES

Operating expenses fell slightly, by 2% to EUR 5,839 (5,965) million. At 63%, staff costs make up the bulk of expenses.

Staff costs
Staff costs rose by 3% in 2002 to EUR 3,682 (3,565) million, mainly due to salary increases. Hiring costs for temporary and external staff were lower. The Rabobank Group's workforce decreased in 2002 by 306 FTEs to 51,867 FTEs. The number of jobs decreased especially at the local Rabobanks, where the number of FTEs fell by 1,643. In the other activities, the number of FTEs increased as a result of acquisitions and the replacement of external staff.

Other administrative expenses and depreciation
Other administrative expenses declined by 12% to EUR 1,789 (2,032) million. Depreciation of buildings and fixtures and fittings was unchanged at EUR 368 million.

Value adjustments to receivables
This item is used to account for loan losses. Value adjustments to receivables are determined by Rabobank Group by way of a general provision based on a long-term weighted average of the actual losses expressed as a percentage of outstanding loans, with the most recent years being given the most weight. In 2002, the item Value adjustments to receivables increased by EUR 20 million to EUR 500 million. This increase is mainly due to the worsened economic conditions and, to a limited degree, increased lending.

Value adjustments to financial fixed assets
Value adjustments to financial fixed assets amounted to EUR 252 (59) million in 2002. This increase is mainly due to write-downs of participating interests and unrealised price losses on the Interpolis securities portfolio.

NET PROFIT

Net profit
After taxes of EUR 514 (532) million and third-party interests of EUR 209 (192) million, net profit amounted to EUR 1,250 million, a rise of 4% on 2001. Given the difficult market conditions, this is an acceptable result.

Profit appropriation
The net profit, after dividend distributions to holders of membership certificates and Trust Preferred Securities, has been added to reserves to strengthen the financial basis for further development of Rabobank Group and to create customer value in the future.

OPERATING RESULT BY GROUP UNIT

Rabobank Group's operating profit for 2002 was EUR 2,725 (2,469) million, up 10% on 2001.
Rabobank Group's operating profit is achieved by six units. These are: retail banking, wholesale banking, asset management, insurance, leasing and other units.

Retail banking
In 2002, gross profit from retail banking increased by EUR 44 million, or 3%, to EUR 1,387 million. Total income was up 6% and operating expenses were up 7% on 2001. The increase in income is largely due to growth in both lending and savings. The number of securities orders fell, as did, consequently, securities brokerage. Partly as a result of efficiency programmes, the costs increase was relatively limited. Staff numbers fell in 2002 by 1,643 FTEs.

Wholesale banking
Wholesale banking activities (Rabobank International, Rabobank Nederland Corporate Clients and Group Treasury) achieved a slight improvement in 2002 of EUR 15 million, to EUR 900 million. Thanks to cost-saving measures, expenses fell by 7% to EUR 915 million. Income declined by 3% to EUR 1,815 million. Compared with 2001, Rabobank International's income from venture capital in particular lagged behind. Partly as a result of the low interest volatility, Group Treasury was unable to improve on the excellent result


2001
2002
1,500
1,200
900
600
300
0
-300
3%
2%
10%
-62%
11%
Retail banking
Wholesale banking
Asset-management
Insurance
Leasing
Other

achieved in 2001. Gross income of Rabobank Nederland Corporate Clients was considerably higher than in the previous year.

Asset management
Results from asset management activities experienced severe downward pressure from the unfavourable stock exchange climate in 2002. Nevertheless, income rose by 10% to EUR 127 (116) million as a result of acquisitions and cost savings. Commission income fell by EUR 89 million to EUR 423 (512) million. This decrease is the result of lower transaction commission and lower management fees owing to a decline in assets managed and held in custody. Partly as a result of cost measures, expenses fell by 19% to EUR 459 million.

Insurance
Interpolis had a disappointing year. The tax regime changes caused a significant decrease in results from life insurance. Income was also depressed by the negative return on the investment portfolio and the storm claims incurred in October. The development of income from industrial health and safety activities represented a positive exception. Total income for Interpolis fell by EUR 124 million to EUR 77 (201) million in 2002, is a 62% decline.

Leasing
The result from leasing activities rose by 11% to EUR 238 (215) million. The activities in leasing and trade finance in the Netherlands contributed to this increase, as did the international activities in vendor finance.

Other units
The results from the units included in Other units improved from a loss of EUR 287 million in 2001 to a loss of EUR 5 million in 2002. This includes a book profit of the sales of the international private banking activities.

CONSOLIDATED BALANCE SHEET (AFTER PROFIT APPROPRIATION) OF RABOBANK GROUP

(in EUR millions)		at 31st December 2002		at 31st December 2001
Assets				
Cash		3,807		3,736
Short-term government paper		1,813		5,311
Professional securities transactions	40,053		28,359	
Other banks	7,176		11,719	
Banks		47,229		40,078
Public sector lending	797		761	
Private sector lending	212,323		197,262	
Professional securities transactions	12,132		10,591	
Lending		225,252		208,614
Interest-bearing securities		71,320		78,680
Shares		11,062		12,556
Participating interests		184		156
Property and equipment		3,870		3,756
Other assets		4,519		4,425
Prepayments and accrued income		5,664		6,367
Total assets		**374,720**		**363,679**

(in EUR millions)		at 31st December 2002		at 31st December 2001
Liabilities				
Professional securities transactions	21,808		17,076	
Other banks	64,078		62,938	
Banks		85,886		80,014
Savings	66,272		63,060	
Professional securities transactions	6,031		8,485	
Other funds entrusted	99,329		100,629	
Funds entrusted		171,632		172,174
Debt securities		61,739		58,514
Other liabilities		7,699		12,039
Accruals and deferred income		8,218		4,187
Provisions		18,338		18,336
		353,512		345,264
Fund for general banking risks	1,679		1,679	
Subordinated loans	111		52	
Reserves	14,911		13,030	
Third-party interests	4,507		3,654	
Group equity		21,208		18,415
Total liabilities		**374,720**		**363,679**
Contingent liabilities		7,655		9,652
Irrevocable facilities		27,151		25,674

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(in EUR millions)		2002		2001
Income				
Interest income	18,265		20,042	
Interest expense	12,874		14,960	
Interest		5,391		5,082
Income from securities and participating interests		529		517
Commission income	2,049		1,974	
Commission expense	254		214	
Commission		1,795		1,760
Results on financial transactions		285		422
Other income		564		653
Total income		**8,564**		**8,434**
Expenses				
Staff costs	3,682		3,565	
Other administrative expenses	1,789		2,032	
Staff costs and other administrative expenses		5,471		5,597
Depreciation		368		368
Operating expenses		5,839		5,965
Value adjustments to receivables		500		480
Value adjustments to financial fixed assets		252		59
Total expenses		**6,591**		**6,504**
Operating profit before taxation		1,973		1,930
Taxation on operating profit		514		532
Operating profit/Group profit after taxation		1,459		1,398
Third-party interests		209		192
Net profit		**1,250**		**1,206**

CASH FLOW STATEMENT

(in EUR millions)	2002		2001	
Cash flow from operational activities				
Group profit after taxation		1,459		1,398
Adjustments for:				
- Depreciation	368		368	
- Value adjustments to receivables	500		480	
- Value adjustments to financial fixed assets	252		59	
- Movements in technical reserves relating to the insurance business	939		1,439	
- Movements in other provisions	-937		-19	
- Movements in accrued and deferred items	4,734		-2,591	
		5,856		-264
Cash flow from business operations		**7,315**		**1,134**
Movements in short-term government paper	3,498		2,051	
Movements in securities trading portfolio	3,340		198	
Movements in securitised loans	-154		159	
Movements in banks	-675		-4,294	
Movements in lending	-17,138		-17,428	
Movements in funds entrusted	-542		25,469	
Other movements from operational activities	-469		-8,793	
		-12,140		-2,638
Net cash flow from operational activities		**-4,825**		**-1,504**
Cash flow from investing activities				
Investments and purchases				
- *Investment portfolio*	-22,495		-35,864	
- Participating interests	-126		-39	
- Tangible fixed assets	-802		-869	
		-23,423		-36,772
Disposals, redemptions and sales				
- Investment portfolio	23,801		29,676	
- Participating interests	136		457	
- Tangible fixed assets	333		202	
		24,270		30,335
Net cash flow from investing activities		**847**		**-6,437**
Cash flow from financing activities				
Rabobank membership certificates		1,575		1,384
Movements in subordinated loans		59		-1
Movements in debt securities		3,225		8,627
Payment on Rabobank membership certificates and Trust Preferred Securities		-206		-122
Net cash flow from financing activities		**4,653**		**9,888**
Net cash flow		**675**		**1,947**

KEY FIGURES Volume of services (in EUR millions)	at 31st December 2002	at 31st December 2001	at 31st December 2000	at 31st December 1999	at 31st December 1998
Total assets	374,720	363,679	342,920	281,218	249,718
Private sector lending	212,323	197,262	179,137	161,074	129,554
Funds entrusted	171,632	172,174	146,705	127,527	114,826
Assets managed	153,200	177,800	159,000	139,800	124,100
Premium income, insurance	3,660	3,926	3,417	2,867	2,485

Financial position and solvency (in EUR millions)	at 31st December 2002	at 31st December 2001	at 31st December 2000	at 31st December 1999	at 31st December 1998
Reserves	14,911	13,030	13,108	11,867	10,381
Tier I capital	17,071	15,092	14,653	13,007	11,817
Tier I + Tier II capital	17,414	15,542	15,093	13,650	12,660
Total risk-weighted assets	*165,843*	*152,812*	*142,278*	*129,801*	*114,445*
Solvency requirements	13,268	12,225	11,382	10,384	9,156
Tier I ratio	10.3	9.9	10.3	10.0	10.3
BIS ratio	10.5	10.2	10.6	10.5	11.1

Profit and loss account (in EUR millions)	2002	2001	2000	1999	1998
- Interest	5,391	5,082	4,585	4,499	3,781
- Commission and other income	3,173	3,352	3,175	2,307	2,051
Total income	8,564	8,434	7,760	6,806	5,832
Operating expenses	5,839	5,965	5,459	4,826	4,099
Value adjustments to receivables	500	480	360	350	340
Value adjustments to financial fixed assets	252	59	9	0	0
Addition to the fund for general banking risks	0	0	52	100	0
Operating profit before taxation	1,973	1,930	1,880	1,530	1,393
Taxation on operating profit	514	532	507	423	401
Third-party interests	209	192	179	87	56
Net profit	1,250	1,206	1,194	1,020	936
Ratios					
Return on reserves	9.6%	9.2%	10.1%	9.8%	9.6%
Efficiency ratio	68.2%	70.7%	70.3%	70.9%	70.3%

Other data (numbers of)	at 31st December 2002	at 31st December 2001	at 31st December 2000	at 31st December 1999	at 31st December 1998
Member banks	349	369	397	424	445
Offices:					
- branches	1,516	1,648	1,727	1,795	1,797
- agencies	402	455	548	610	629
Cash dispensing machines	2,979	2,889	2,676	2,546	2,430
Foreign places of business	169	137	142	147	150
Employees:					
- total number	58,096	58,120	55,098	53,147	49,465
- full-time equivalents	51,867	52,173	49,711	48,224	45,310
Members (x 1,000)	1,108	825	550	510	515

1) These figures have been changed due to a change in accounting principles.
2) The Tier I ratio and the BIS ratio for 2001 have been calculated taking into account the effect on equity of the changed accounting policy for pensions with effect from 1 January 2002.

General: Owing to consolidation effects, the amounts for group entities do not always add up to the total of Rabobank Group

Press releases

E D & F Man Treasury Management plc
March 14 2003

US$765 million Syndicated Loan

Barclays Capital, BNP Paribas, Fortis Bank SA/NV, Rabobank International, The Royal Bank of Scotland, SG Investment Banking and Standard Chartered Bank as Mandated Lead Arrangers and a syndicate of a further 33 banks signed the annual renewal of E D & F Man's core syndicated facility on Thursday 13th March, 2003. The US$765 million facility is split into two tranches, comprising a US$350 million Letter of Credit Enhancement Facility and a US$415 million Revolving Credit for cash advances, and will replace the current US$650 million Credit Facility which matures on 14th March, 2003. The facility, which was originally launched at US$500 million, raised a healthy oversubscription in general syndication, enabling the Borrower to increase the facility to US$765 million.

Bookrunners were Rabobank International, The Royal Bank of Scotland and SG Investment Banking. Rabobank International is the Facility Agent, Barclays acted as Documentation Agent and SG Investment Banking is acting as Fronting Bank for the L/C.

The full list of banks joining the transaction is as follows :

Mandated Lead Arrangers : Barclays, BNP Paribas, Fortis Bank SA/NV, Rabobank International, The Royal Bank of Scotland plc, SG Investment Banking and Standard Chartered Bank.

Co-Arrangers : Credit Suisse, ABN AMRO, ANZ, Credit Lyonnais, Deutsche Bank, Development Bank of Singapore, ING and Lloyds TSB.

Lead Managers : Bank Leumi, Bank of Tokyo-Mitsubishi, Commerzbank, Natexis, AIB, Bank of Scotland, BAWAG, Deutsche Postbank, Hamburgische Landesbank, JP Morgan, KBC Bank, LBBW, NordLB and Norinchukin.

Managers : ABC International, ABSA Bank, Banca Monte dei Paschi, Brown Brothers Harriman, DZ Bank, Standard Bank, UniCredito Italiano, Banesto, Banque Artesia Nederland, BRED and UBAF.

For further information please contact

Robert Halcrow
Managing Director

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Global Head of Loan Syndication
Rabobank Intenational
Tel : + 44 20 7809 3125

Christopher Baines
Managing Director
Head of Loan Distribution
SG Investment Banking
Tel : + 44 20 7676 6505

Chris Parsons
Senior Director
Syndications
The Royal Bank of Scotland
Tel : + 44 20 7375 4835

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Press releases

Vincenzo Albano Expands Rabobank's European Sales Team
March 14 2003

Rabobank announced today that it has appointed Vincenzo Albano to its Group Treasury Sales team as Head of Corporate and Institutional Sales for Continental Europe. Vincenzo joins from BNP Paribas, where he was Head of Short Term Interest Rate Sales for Europe. Based in London, he will report to Jason Van Praagh, Managing Director - Head of Short Term Liquidity and Risk Management for Group Treasury London.



In his new role, Vincenzo will be responsible for the further expansion of the Rabobank customer base in Continental Europe outside the Benelux region. He will be building upon the bank's growing coverage of the French institutional market lead by Delphine Carré, who will join his team. The desk will provide a full treasury service to customers, including repos, equity financing, money market derivatives, money markets (CDs and deposits), precious metals, foreign exchange and fixed income products.

Commenting on Vincenzo's appointment Jason Van Praagh said: "We have ambitious growth plans for this business and Vincenzo's expertise will strengthen and expand our coverage of Continental Europe.

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Press releases

McGregor Fashion Group N.V. EUR43,500,000 Credit Facility
March 17 2003

Rabobank Nederland ("Rabobank") has successfully completed syndication of EUR 43.5 million of Term and Revolving Credit facilities for McGregor Fashion Group N.V. The Facility consists of a 5 year EUR5 million Term Loan tranche, a 5 year EUR 32.5 million Revolving Credit tranche and a 364 day EUR 6 million Standby acquisition tranche. McGregor Fashion Group N.V. is a leading Netherlands based fashion company for outdoor, leisure and formal wear.

The deal was oversubscribed in syndication and lenders have been scaled back accordingly. Banks signed into the transaction on 13th March, 2003. Rabobank was sole underwriter, book-runner and is the Facility Agent.

The full list of providers is as follows:

Rabobank (Mandated Arranger & Agent)
Commerzbank (Nederland) N.V. (Co-Arranger)
Fortis Bank (Nederland) N.V. (Co-Arranger)

For further information contact:
Robert Halcrow,
Managing Director
Global Head of Loan Syndication
Tel : +44 20 7809 3125

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Press releases

Local Expansion Sees Rabobank Australia & New Zealand's Profit Rise to A$159.7 Million
March 24 2003

The Rabobank Australia and New Zealand Group today announced a pre-tax operating profit of A$159.7 million for the year ended December 31, 2002. This represented a 22 per cent increase on the previous year's A$130.9 million profit.

Revenue for the local arm of the world's largest specialist food and agricultural bank climbed nearly 10 per cent for the year to A$280.9 million.

Announcing the results, Rabobank Australia and New Zealand CEO Bruce Dick said the group's strong performance reflected significant growth in its rural and corporate divisions.

"The group has significantly increased its business in rural Australia and New Zealand, with a major investment in the expansion of our rural branch network during 2002," he said.

Rabobank opened six new branches and put in place plans to establish another seven locations in 2003. Once all locations officially open by mid-2003, this will bring the bank's total number of Australasian branches to 66.

The bank's commitment to developing its rural business also saw staff levels increase by 21 per cent, with many of these 125 new jobs in rural and regional areas

The Rabobank group is now positioned as the third largest lender to rural Australia, with approximately 17 per cent of the country's A$26 billion farm bank debt. In New Zealand, the group has an approximately 12 per cent share of the country's NZ$17.2 billion farm bank debt and is the fastest-growing bank in the rural sector, based on compound annual growth rate.

In the corporate division – which provides corporate lending and other financial services to the major food and agribusiness companies – 2002 saw continued growth in demand for the bank's specialist services.

Mr Dick said the 2002 results were in line with the group's strong performance over the past five years, with an average annual profit growth in excess of 20 per cent in this period.

He said this growth was expected to continue through 2003.

"The short-term effects of drought in Australia and

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current international instability not-withstanding, we are very optimistic about the outlook for food and rural industries generally and our growth in the market in particular," he said.

"Our food producers rank among the best in the world and give us great confidence in the future of the sector."

Results Summary (AUD)		
	2002	**2001***
	$m	**$m**
Total revenue	280.9	256.1
Total expenses	115.3	102.0
Profit before tax & provisions	165.5	154.1
Profit before tax	159.7	130.9
Assets	12,393	12,002

Rabobank Australia and New Zealand Group's results follow the international Rabobank Group reporting a four per cent increase in net profit for 2002 to EUR 1,250 million.

Internationally and locally, Rabobank focusses specifically on the food and agribusiness industries.

* 2001 figures adjusted to reflect 2002 New Zealand foreign exchange rate.

NV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)
SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 640A
TRANCHE NO: 1
USD 30,000,000 Fixed Rate Range Notes due 2015

Issue Price: 100.00 per cent.

MORGAN STANLEY

The date of this Pricing Supplement is 17 March 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

In connection with this issue, Morgan Stanley & Co. International Limited (the "**Stabilising Agent**") or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there may be no obligation on the Stabilising Agent or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	640A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 30,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	19 March 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		19 March 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See item 17(vii) below

(ii)	Interest Payment Date(s):	19 March and 19 September in each year commencing on 19 September 2003 to and including the earlier of the Call Redemption Date and the Maturity Date
(iii)	Fixed Coupon Amounts:	Not Applicable
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest relating to Year 1 shall be 7.00 per cent. and the Rate of Interest applicable thereafter shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula: **7.00% x N/M** **"N"** is the total number of calendar days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and less than or equal to 7.00 per cent. **"M"** is the total number of calendar days in the Interest Period. **"Year 1"** means the period beginning on (and including) the Issue Date and ending on (and excluding) 19 March 2004. **"Reference Rate"** means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on Moneyline/Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source

		within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable. Reference Rate for the remainder of the Interest Period.
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	19 March and 19 September in each year commencing on 19 September 2003 and ending on 19 September 2014
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, not less than five London and New York Business Days prior to the Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	Nominal amount
25	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
30	Details relating to Instalment Notes:		Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:		Not Applicable

32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Morgan Stanley & Co. International Limited
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0163574485
38	Common Code:	016357448
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference identification number(s):	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Goldman

		Sachs as Determination Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.925926 producing a sum of:	EUR 27,777,780
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	17 March 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised

MV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)
RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in the Australian Capital Territory)
RABOBANK IRELAND PLC
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
SERIES NO: 639A
TRANCHE NO: 1

USD 300,000,000 2.125 per cent. Notes 2003 due 2006

Daiwa Securities SMBC Europe

Rabobank International

Banc of America Securities Limited

CIBC World Markets

Credit Suisse First Boston

Lombard Odier Darier Hentsch & CIE

TD Securities

UBS Warburg

The date of this Pricing Supplement is 19 March 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the approval of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional Dutch selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 (being the date of the latest consolidated financial statements of the Group) and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001 (being the date of the latest consolidated financial statements of the Group).

In connection with this issue, Daiwa Securites SMBC Europe Limited or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the Issue Date. However, there may be no obligation on Daiwa Securites SMBC Europe Limited to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	639A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 300,000,000
	(ii)	Tranche:	USD 300,000,000
5	(i)	Issue Price:	101.08 per cent. of the Aggregate Nominal Amount of the Notes
	(ii)	Net proceeds:	USD 299,115,000
6	Specified Denominations:		USD 1,000; USD 10,000 and USD 100,000
7	Issue Date:		20 March 2003
8	Maturity Date:		20 March 2006
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.125 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Listing:		Luxembourg
16	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	2.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	20 March in each year commencing on 20 March 2004 and ending on 20 March 2006.
	(iii)	Fixed Coupon Amount(s):	USD 21.25 on each denomination of USD 1,000; USD 212.50 on each denomination of USD 10,000; and USD 2,125.00 on each denomination of USD 100,000
	(iv)	Broken Amount:	Not Applicable

	(v)	Day Count Fraction (Condition 1(a)):	30/360
	(vi)	Determination Date(s):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
18	Floating Rate Provisions		Not Applicable
19	Zero Coupon Note Provisions		Not Applicable
20	Index Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount		Nominal Amount
25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	**Form of Notes:**		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Upon issue the Notes will be represented by a Temporary Global Note. The Temporary Global Note will be exchangeable for interests in a Permanent Global Note on or after a date which is expected to be 1 May 2003 upon certification as to non-U.S. beneficial ownership. Interests in a Permanent Global Note will be exchangeable for Definitive Notes in bearer form as more fully described in the Offering Circular. The Issuer may from time to time without the

		consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii) Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Daiwa Securities SMBC Europe Limited Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Banc of America Securities Limited CIBC World Markets plc Credit Suisse First Boston (Europe) Limited Lombard Odier Darier Hentsch & CIE The Toronto-Dominion Bank UBS Limited

	(ii) Stabilising Agent (if any):	Daiwa Securities SMBC Europe Limited
	(iii) Manager's Commission:	Combined Management and Underwriting Commission and Selling Concession: 1.375 per cent. of the Aggregate Principal Amount of the Notes
35	If non-syndicated, name of Dealer:	Not Applicable
36	Additional selling restrictions:	The Netherlands: Each Manager agrees and represents that the Notes qualify as "Euro-securities" within the meaning of the Exemption regulation pursuant to the 1995 Act on the supervision of the securities trade (*Vrijstellingsregeling Wet toezicht effectenverkeer 1995*) i.e. that: (a) the Notes are subscribed for and placed by a syndicate of which at least two members are established in different member states that are a party to the Agreement on the Economic Area; (b) 60% or more of the Notes is placed by syndicate members established in one or more states other than the state where the issuing institution has its corporate seat; and (c) the Notes may only be subscribed for or initially be purchased through a credit institution or another institution which in the conduct of its business or profession provides one or more of the services referred to under paragraphs 7 and 8 of Annex I to Directive nr. 2000/12/EC. Each Manager represents and agrees that it shall not at any time conduct in The Netherlands a general advertising or soliciting campaign in relation to the Notes.

OPERATIONAL INFORMATION

37	ISIN Code:	XS0164759713
38	Common Code:	016475971
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
40	Delivery:	Delivery against payment

41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, and Paying Agent and Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents

GENERAL

42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.912500, producing a sum of (for Notes not denominated in Euro):	Euro 273,750,000
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	19 March 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By:



Duly authorised signatory

NV

Pricing Supplement

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIAN BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

RABO AUSTRALIA LIMITED
(Australian Business Number 39 060 452 217)
(incorporated with limited liability in Australian Capital Territory)

RABOBANK IRELAND plc
(a company incorporated with limited liability in Ireland)

Euro 50,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

Guaranteed in respect of Notes issued by Rabo Australia Limited,
and Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES 641A
TRANCHE NO: 1

USD 33,770,000 Callable Fixed Rate / Inverse Floating Rate Linked Notes
due 24 March 2015

Issue Price: 100 per cent

Deutsche Bank

The date of this pricing Supplement is 20 March 2003

This Pricing Supplement, under which the Notes described herein (the "Notes") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular (the "Offering Circular") dated 27 September 2002 (the "Offering Circular"), issued in relation to the EUR 50,000,00,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch (Australia Business Number 70 003 917 655), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch (Singapore Company Registration Number F03634W), Rabo Australia Limited (Australian Business Number 39 060 452 217), and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to its self) and the Guarantor (in relation to each Issuer and its self) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement, the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc, by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find additional Dutch selling restrictions in item 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer, the Guarantor or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer, the Guarantor or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1.		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	641A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		U.S. dollars ("USD")
4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 33,770,000
	(ii)	Tranche:	USD 33,770,000
5.		Issue Price:	100 per cent. of the Aggregate Nominal Amount.
6.	Specified Denominations:		USD 10,000
7.	(i)	Issue Date:	24 March 2003
	(ii)	Interest Commencement Date:	Not applicable
8.	Maturity Date:		24 March 2015 subject to adjustment in accordance with the Following Business Day Convention.
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		Fixed Rate changing into Floating Rate
11.	Redemption Basis:		Redemption at par
12.	Change of Interest or Redemption / Payment Basis:		Fixed Rate for the period from 24 March 2003 to but excluding 24 March 2004 automatically converting to Floating Rate on 24 March 2004.
13.	Put / Call Options:		Call
14	Status of the Notes:		Senior
15.	Listing:		Luxembourg
16.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17.	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	7.50 per cent. per annum
	(ii)	Interest Payment Date(s):	24 September 2003 and 24 March 2004 each subject to adjustment in accordance with the Following Business Day Convention.
	(iii)	Fixed Coupon Amount(s):	USD 375 per Specified Denomination of USD 10,000
	(iv)	Broken Amount(s):	Not applicable
	(v)	Day Count Fraction: (Condition 1(a))	30 / 360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a))	Not applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The calculation of the Interest Amount shall not be adjusted in line with any change to the Interest Payment Date.
18.	**Floating Rate Provisions**		Applicable
	(i)	Specified Interest Payment Dates:	24 March and 24 September in each year, commencing 24 September 2004 up to, and including, the Maturity Date.
	(ii)	Business Day Convention:	Following Business Day Convention
	(iii)	Additional Business Centre(s):	London (in addition to New York)
	(iv)	Manner in which the Rate of Interest is to be determined:	The applicable Interest Rate for each Specified Denomination on each Interest Determination Date for each Interest Period will be determined by the Calculation Agent in accordance with the following: Spread less 6 month USD LIBOR Subject to a Minimum Interest Rate of 0.00% Where: "Spread" means:

For the period from and including 24 March 2004 to, but excluding, 24 March 2005 Spread is 8.00 per cent.

For the period from and including 24 March 2005 to, but excluding, 24 March 2006 Spread is 8.50 per cent.

For the period from and including 24 March 2006 to, but excluding, 24 March 2007 Spread is 9.00 per cent.

For the period from and including 24 March 2007 to, but excluding, 24 March 2008 Spread is 9.50 per cent.

For the period from and including 24 March 2008 to, but excluding, 24 March 2009 Spread is 10.00 per cent.

For the period from and including 24 March 2009 to, but excluding, 24 March 2010 Spread is 10.50 per cent.

For the period from and including 24 March 2010 to, but excluding, 24 March 2011 Spread is 11.00 per cent.

For the period from and including 24 March 2011 to, but excluding, 24 March 2012 Spread is 11.50 per cent.

For the period from and including 24 March 2012 to, but excluding, 24 March 2013 Spread is 12.00 per cent.

For the period from and including 24 March 2013 to, but excluding, 24 March 2014 Spread is 12.50 per cent.

For the period from and including 24 March 2014 to, but excluding, 24 March 2015 Spread is 13.00 per cent.

"6 month USD LIBOR" is the rate which is quoted as of 11.00 a.m., London time on each Interest Determination Date on page "3750" of the Telerate service (or such other page as may replace page "3750" on that service) for deposits in U.S. dollars ("USD") for a period of six months (the "USD Telerate Screen Rate");or

If on any Interest Determination Date

an appropriate rate is unable to be determined from the Dow Jones Telerate Service the rate for that Interest Determination Date shall, subject as provided below, be the rate per annum which the Agent certifies to be the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered rates for deposits in USD for six months which five major banks in London selected by the Agent are offering to prime banks in the London interbank market, at 11.00 a.m. (London time) on the relevant Interest Determination Date provided that at least two such quotations are provided.

If on any Interest Determination Date fewer than two of such offered rates are available, the applicable rate of interest for that Interest Determination Date shall be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

"Interest Determination Date" is the day that is two London Business Days prior to the applicable Interest Payment Date. The first such Interest Determination Date is two London Business Days prior to the Interest Payment Date due 24 September 2004.

(v)	Interest Period Date(s):	Not applicable
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent)	Deutsche Bank AG London
(vii)	Screen Rate Determination:	Not applicable
(viii)	ISDA Determination:	Applicable
	- Floating Rate Option:	USD-LIBOR-BBA
	- Designated Maturity:	6 months
	-Reset Date:	First day of each Interest Period

		ISDA Definitions: if different from those set out in the Conditions:	Not applicable
	(ix)	Margin(s):	Not applicable
	(x)	Minimum Rate of Interest:	0.00 per cent
	(xi)	Maximum Rate of Interest:	Not applicable
	(xii)	Day Count Fraction:	30 / 360 (unadjusted)
	(xiii)	Rate Multiplier	Not applicable
	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not applicable
19.	**Zero Coupon Note Provisions**		Not applicable
20.	**Index-Linked Interest Note Provisions:**		Not applicable
21.	**Dual Currency Note Provisions**		Not applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option:**		Applicable
	(i)	Optional Redemption Date(s):	The Interest Payment Date due 24 September 2003 and each Interest Payment Date thereafter up to, and including, 24 September 2014
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	100 per cent. of the Aggregate Nominal Amount.
	(iii)	If redeemable in part:	Not applicable
		(a) Minimum Redemption Amount:	Not applicable
		(b) Maximum Redemption Amount:	Not applicable
	(iv)	Option Exercise Date(s):	Not applicable

(v)	Description of any other Issuer's option:	Not applicable
(vi)	Notice Period (if other than as set out in the Conditions):	Five Business Days notice prior to each Optional Redemption date to the Fiscal Agent and, in accordance with Condition 15 (modified as mentioned in paragraph 33 below) to the Noteholders.

23.	Put Option:	Not applicable
24.	Final Redemption Amount:	Nominal amount
25.	Early Redemption Amount	
(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (condition 7(c)) or on event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26.	Form of Notes:	Bearer Notes
(i)	Temporary or permanent global Note / Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
(ii)	Applicable TEFRA exemption:	D Rules
27.	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to Payment Dates:	London (in addition to New York)

28.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
29.	Details relating to Partly paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not applicable
30.	Details relating to Instalment Notes:	Not applicable
31.	Redenomination, renominalisation, and reconventioning provisions:	Not applicable
32.	Consolidation Provisions:	Not applicable
33.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for the communication by it to entitled accountholders.

DISTRIBUTION

34.	(i)	If syndicated, names of Managers:	Not applicable
	(ii)	Stabilising Manager (if any):	Not applicable
35.	If non-syndicated, name of Dealer:		Deutsche Bank AG London
36.	Additional selling restrictions:		The Netherlands: "The Notes may only be offered, sold. Delivered or transferred, directly or indirectly, to persons (including legal entities) established, resident or domiciled outside the Netherlands. The relevant rules of any state where the Notes are or will be offered will be complied with."

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0164594961
38.	Common Code:	016459496
39.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not applicable
40.	Delivery:	Delivery against payment
41.	The Agents appointed in respect of the Notes are:	Fiscal and Paying Agent: Deutsche Bank AG London Paying Agent: Deutsche Bank Luxembourg S.A.

GENERAL

42.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11(a):	Not applicable
43.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.92405, producing a sum of (for Notes not denominated in Euro):	EUR 31,205,168.50
44.	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not applicable
45.	Date of Pricing Supplement:	20 March 2003
46.	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer

By: 

Duly authorised

NV

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
RABO AUSTRALIA LIMITED
RABOBANK IRELAND plc

Euro 50,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
Guaranteed in respect of Notes issued by Rabo Australia Limited and
Rabobank Ireland plc by

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 648A
TRANCHE NO: 1
USD 50,000,000 Fixed Rate Step-Up Range Notes Due 2018

Issue Price: 100.00 per cent.

MORGAN STANLEY & CO. INTERNATIONAL LIMITED

The date of this Pricing Supplement is 26 March 2003

This Pricing Supplement, under which the Notes described herein (the "**Notes**") are issued, is supplemental to, and should be read in conjunction with, the Offering Circular dated 27 September 2002 (the "**Offering Circular**") issued in relation to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Terms defined in the Offering Circular have the same meaning in this Pricing Supplement. The Notes will be issued on the terms of this Pricing Supplement read together with the Offering Circular. Each Issuer (in relation to itself) and the Guarantor (in relation to each Issuer and itself) accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes.

In the event of inconsistency between the Offering Circular and this Pricing Supplement the terms set out in this Pricing Supplement shall be decisive.

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the Euro 50,000,000,000 Global Medium-Term Note Programme of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch, Rabo Australia Limited, and Rabobank Ireland plc, guaranteed in respect of Notes issued by Rabo Australia Limited and Rabobank Ireland plc by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland).

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer of, or an invitation by or on behalf of anyone to subscribe or purchase any of the Notes.

Please find the additional Dutch selling restriction in Paragraph 36 of this Pricing Supplement.

There has been no significant change in the financial or trading position of the Issuer or of the Group since 31 December 2001 and no material adverse change in the financial position or prospects of the Issuer or of the Group since 31 December 2001.

A copy of this Pricing Supplement has been filed with the Netherlands Authority for the Financial Markets.

1	(i)	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
	(ii)	Guarantor:	Not Applicable
2	(i)	Series Number:	648A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 50,000,000
	(ii)	Tranche:	USD 50,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 50,000,000
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	28 March 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 March 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate (see item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call
14	(i)	Status of the Notes:	Senior
	(ii)	Status of the Guarantee:	Not Applicable
15	Listing:		Luxembourg
16	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

17	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	See item 17(vii) below
	(ii)	Interest Payment Date(s):	28 March and 28 September in each year commencing on 28 September 2003 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	Not Applicable

(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/365 (Fixed) (unadjusted)
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	The Rate of Interest relating to Year 1 shall be 6.00 per cent. per annum and the Rate of Interest relating to Year 2 to Year 15 (inclusive) shall be a rate (expressed as a percentage) determined by the Calculation Agent in accordance with the following formula:

Coupon x N/M

Where

"**Coupon**" means;

6.00 per cent. per annum in respect of Year 2 and Year 3

7.00 per cent. per annum in respect of Year 4 to 6 (inclusive)

8.00 per cent. per annum in respect of Year 7 to 9 (inclusive)

9.00 per cent. per annum in respect of Year 10 to 12 (inclusive)

10.00 per cent. per annum in respect of Year 13 to 15 (inclusive)

"**N**" is the total number of days in the relevant Interest Period, as determined by the Determination Agent, on which the Reference Rate is equal to or greater than zero and in relation to Year 2 to Year 15 (inclusive), less than or equal to 7.50 per cent.;

"**M**" is the total number of days in the relevant Interest Period as determined by the Determination Agent;

"**Year 1**" means the period beginning on (and including) the Issue Date and ending on (and excluding) 28 March 2004;

"**Year 2**" means the period beginning on (and including) 28 March 2004 and ending on (and excluding) 28 March 2005;

"**Year 3**" means the period beginning on (and including) 28 March 2005 and ending on (and excluding) 28 March 2006;

"Year 4" means the period beginning on (and including) 28 March 2006 and ending on (and excluding) 28 March 2007;

"Year 5" means the period beginning on (and including) 28 March 2007 and ending on (and excluding) 28 March 2008;

"Year 6" means the period beginning on (and including) 28 March 2008 and ending on (and excluding) 28 March 2009;

"Year 7" means the period beginning on (and including) 28 March 2009 and ending on (and excluding) 28 March 2010;

"Year 8" means the period beginning on (and including) 28 March 2010 and ending on (and excluding) 28 March 2011;

"Year 9" means the period beginning on (and including) 28 March 2011 and ending on (and excluding) 28 March 2012;

"Year 10" means the period beginning on (and including) 28 March 2012 and ending on (and excluding) 28 March 2013;

"Year 11" means the period beginning on (and including) 28 March 2013 and ending on (and excluding) 28 March 2014;

"Year 12" means the period beginning on (and including) 28 March 2014 and ending on (and excluding) 28 March 2015;

"Year 13" means the period beginning on (and including) 28 March 2015 and ending on (and excluding) 28 March 2016;

"Year 14" means the period beginning on (and including) 28 March 2016 and ending on (and excluding) 28 March 2017;

"Year 15" means the period beginning on (and including) 28 March 2017 and ending on (and excluding) the Maturity Date; and

		"**Reference Rate**" means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on Moneyline/Telerate Page 3750 (or, if such rate does not so appear, the rate shall be determined on the basis of the rate at which such deposits are offered by four major banks to prime banks in the London interbank market) at 11.00 a.m. London time on each day during the relevant Interest Period (subject to any corrections displayed on such source within one hour of the time when such rate is first displayed) provided that (i) for any day that is not a London Business Day the Reference Rate for that day will be the Reference Rate on the immediately preceding London Business Day and (ii) the Reference Rate applicable five London and New York Business Days prior to an Interest Payment Date will be the applicable Reference Rate for the remainder of the Interest Period.
18	**Floating Rate Provisions**	Not Applicable
19	**Zero Coupon Note Provisions**	Not Applicable
20	**Index Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	28 March and 28 September in each year commencing on 28 September 2003 and ending on 28 September 2017
	(ii) Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Nominal amount of the Notes to be redeemed
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period (if other than as set out in the Conditions):	Not less than five London and New York Business Days
23	**Put Option**	Not Applicable
24	**Final Redemption Amount**	Nominal amount
25	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		**Bearer Notes**
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which will be exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. The Issuer may from time to time without the consent of the Noteholders create and issue further Notes having the same terms and conditions as the Notes (except for the Issue Price, the Issue Date and the first Interest Payment Date) and so that the same shall be consolidated and form a single series with the Notes. If any such further Notes are issued prior to the exchange of the temporary Global Note evidencing the Notes for interests in a permanent Global Note, the Exchange Date for the Notes may be extended, without the consent of the Holders of the Notes, to coincide with the applicable Exchange Date for such further issue.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Additional Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:		London
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	Not Applicable
33	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

34	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
35	If non-syndicated, name of Dealer:	Morgan Stanley & Co. International Limited
36	Additional selling restrictions:	The Netherlands The Notes are not and will not be offered anywhere in the world other than to persons who trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, other institutional investors and commercial enterprises which as an ancillary activity regularly invest in securities).

OPERATIONAL INFORMATION

37	ISIN Code:	XS0164490087

38	Common Code:	016449008
39	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the Reference *identification number(s)*:	Not Applicable
40	Delivery:	Delivery against payment
41	The Agents appointed in respect of the Notes are:	Deutsche Bank AG London as Fiscal Agent, Paying Agent and Calculation Agent, Deutsche Bank Luxembourg S.A. and Banque Générale du Luxembourg S.A. as Paying Agents, Deutsche Bank Luxembourg S.A. as Luxembourg Listing Agent and Goldman Sachs Capital Markets as Determination Agent.
	GENERAL	
42	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
43	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.924050 producing a sum of:	EUR 46,202,500
44	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable
45	Date of Pricing Supplement:	26 March 2003
46	Date of Base Offering Circular:	27 September 2002

Signed on behalf of the Issuer:

By: 

Duly authorised